EXHIBIT 5.1
August 17, 2006
Lennar Corporation
700 Northwest 107th Avenue
Miami, FL 33172
Ladies and Gentlemen:
We are acting as counsel to Lennar Corporation (the “Company”) in connection with the Company’s offer to exchange $250,000,000 principal amount of its 5.95% Senior Notes due 2011, Series B (the “Notes”) and the guarantees of the Notes (the “Guarantees”) by subsidiaries of the Company (the “Guarantor Subsidiaries”) for a like principal amount of the Company’s 5.95% Senior Notes due 2011, Series A (the “Series A Notes”). The exchange offer is being made pursuant to a Registration Statement on Form S-4 (the “Registration Statement”) under the Securities Act of 1933, as amended. In that capacity, we are familiar with the proceedings, corporate and other, relating to the authorization and issuance of the Notes and the Series A Notes.
Based upon the foregoing, and such other examination of law and fact as we have deemed necessary, we are of the opinion that when Notes are issued in exchange for a like principal amount of Series A Notes in the manner contemplated in the Registration Statement, (a) those Notes will have been legally issued and will be binding obligations of the Company and (b) the Guarantees of those Notes will have been legally issued and will be binding obligations of the Guarantor Subsidiaries.
We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption “Legal Matters” in the prospectus that is a part of the Registration Statement.
Very truly yours,
/s/ Clifford Chance US LLP